January 16, 2007

VIA EDGAR

Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305
USA

Re:     Comment Letter of January 9, 2007 (File No. 1-14908)

Dear Mr. Humphrey:

          We refer to the comment letter, dated January 9, 2007 (the “Comment Letter”), from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Staff’s review of certain portions of the Annual Report on Form 20-F for the fiscal year ended December 31, 2005 (the “2005 20-F”) of Ducati Motor Holding S.p.A. (“Ducati”).

          This letter sets forth Ducati’s responses to each of the Staff’s comments contained in the Comment Letter.  In accordance with the Staff’s request, we are submitting this letter through the EDGAR system as correspondence in accordance with Rule 101(a)(3) of Regulation S-T.  For ease of reference, we have repeated the Staff’s comments in bold and italicized text preceding each of our responses.

Form 20-F for the Year Ended December 31,2005

Management’s Discussion and Analysis

Contractual Obligations, page 53

We note your intention to selectively include interest payments in your table of contractual obligations from your response to our previous comment 1. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt within this section (cross-reference is not acceptable) and any other additional information that is material to an understanding of these future cash flows

In the future, Ducati will comply with the Staff’s request by clarifying whether it has chosen to include scheduled interest payments for each contractual obligation included in the “Contractual Obligations” table.

If it chooses not to include such scheduled interest payments because interest rates are variable or unknown, it will provide a disclosure of the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows within this section.

If it chooses to disclose estimates of scheduled interest payments that are excluded from the contractual obligations included in the table, it will describe its methodology for preparing such estimates within this section.

*  *  *  *  *

          Finally, with regard to the Staff’s request on the final page of the Comment Letter for a written statement covering certain matters, Ducati acknowledges that:

•	Ducati is responsible for the adequacy and accuracy of the disclosure contained in its filing on Form 20-F;

•	Staff comments or changes to such disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•	Ducati may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Representatives of Ducati, its independent public accountants and its external legal counsel are available to consult with you or other members of the Staff should you or they wish to discuss any of the responses contained in this letter or any other matters relating to the 2005 20-F.  Please contact Enrico D’Onofrio at +39.051.6413.291 with any comments or questions you may have so that we may arrange for a consultation.

Sincerely,

/s/ Enrico D’Onofrio

Manager of Finance

Cc:	Federico Minoli, Chief Executive Officer, Ducati Motor Holding S.p.A.
Franco Garilli, KPMG S.p.A.
Pierre-Marie Boury, Cleary, Gottlieb, Steen & Hamilton